Exhibit 99.1

News Release

May 21, 2021

SSR MINING ANNOUNCES VOTING RESULTS FROM
2021 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

DENVER, CO - SSR Mining Inc. (NASDAQ/TSX: SSRM, ASX:SSR) ("SSR Mining" or "the Company") announces that each of the ten nominees listed in the management proxy circular for the 2021 Annual and Special Meeting of Shareholders (the “Meeting”) were elected as directors of SSR Mining on Friday, May 21, 2021. Voting results for the election of directors are set out below:

Nominee Name	Votes For	% For	Votes Withheld	% Withheld
A.E. Michael Anglin	141,198,474	99.14%	1,225,838	0.86%
Rod Antal	142,176,805	99.83%	247,507	0.17%
Thomas R. Bates, Jr.	142,224,982	99.86%	199,331	0.14%
Brian R. Booth	128,195,730	90.01%	14,228,583	9.99%
Edward C. Dowling, Jr.	129,422,951	90.87%	13,001,361	9.13%
Simon A. Fish	140,913,368	98.94%	1,510,944	1.06%
Alan P. Krusi	142,056,629	99.74%	367,684	0.26%
Beverlee F. Park	142,165,864	99.82%	258,448	0.18%
Grace Kay Priestly	141,975,907	99.69%	448,405	0.31%
Elizabeth A. Wademan	142,189,439	99.84%	234,873	0.16%

At the Meeting, the shareholders of SSR Mining also approved: (i) the appointment of the auditor and authorized the directors to set the auditor’s remuneration; (ii) a non-binding advisory resolution accepting SSR Mining’s approach to executive compensation; and (iii) a resolution approving SSR Mining’s 2021 Share Compensation Plan.

The voting results for each resolution are set out below:

	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditor	150,432,746	96.17%	5,990,600	3.83%

	Votes For	% For	Votes Against	% Against
Advisory Vote on Executive Compensation	136,771,128	96.04%	5,646,552	3.96%
Approval of 2021 Share Compensation Plan	105,232,673	73.89%	37,185,005	26.11%

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About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts:

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (888) 338-0046 or +1 (604) 689-3846

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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